Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269346

PROSPECTUS SUPPLEMENT NO. 19

(to Prospectus dated February 7, 2024)

MSP RECOVERY, INC.

2,000,000 Shares of Class A Common Stock

This prospectus supplement no. 19 amends and supplements the prospectus dated February 7, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-269346). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the offer and sale, from time to time, by the selling stockholders identified below, or their permitted transferees, of up to 2,000,000 shares of our Class A Common Stock, par value $0.0001 per share that we may issue and sell to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville” or the “Selling Securityholder”) fund managed by Yorkville Advisors Global, LP from time to time after the date of this prospectus, pursuant to the Standby Equity Purchase Agreement (the “Yorkville SEPA”) dated November 14, 2023, entered into with Yorkville. See the section entitled “Yorkville Facility” for a description of the Yorkville SEPA and the section entitled “Selling Securityholder” for additional information regarding the Selling Securityholder.

Yorkville Facility

The shares of our Class A Common Stock being offered by Yorkville have been and may be issued pursuant to the Yorkville SEPA. Under the Yorkville SEPA, the Company agreed to issue and sell to Yorkville, from time to time, and Yorkville agreed to purchase from the Company, up to $250 million of the Company’s Class A Common Stock. The Company shall not affect any sales under the Yorkville SEPA, and Yorkville shall not have any obligation to purchase shares of our Class A Common Stock under the Yorkville SEPA, to the extent that after giving effect to such purchase and sale: (i) Yorkville would beneficially own more than 9.99% of the Company’s Class A Common Stock at the time of such issuance (the “Ownership Limitation”), or (ii) the aggregate number of shares of Class A Common Stock issued under the Yorkville SEPA together with any shares of Common Stock issued in connection with any other related transactions that may be considered part of the same series of transactions, would exceed 1,108,062 shares of Class A Common Stock, which is 19.99% of the aggregate number of shares of outstanding voting Common Stock as of November 14, 2023 (the “Exchange Cap”). As a result of (i) and (ii) above, the Company may not have access to the full $250 million amount available under the Yorkville SEPA.

In connection with the Yorkville SEPA, and subject to the conditions set forth therein, Yorkville agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $15.0 million. On November 14, 2023, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million resulting in net proceeds to us of $4.73 million. On December 11, 2023, we issued a second Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. On April 8, 2024, we issued a third Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million.

Interest shall accrue on the outstanding balance of any Convertible Note at an annual rate equal to 5.0%, subject to an increase to 18% upon an event of default as described in the Convertible Notes, and is payable upon maturity or upon the occurrence of a Trigger Event. The maturity date of each Convertible Note will be September 30, 2025 (as extended pursuant to the Yorkville Letter Agreement) and may be extended at the option of the holder. Yorkville may convert the Convertible Notes into shares of our Class A Common Stock at a conversion price equal to the lower of: (A)(i) with respect to the initial Convertible Note issued on November 14, 2023, $200.5625, (ii) with respect to the second Convertible Note issued on December 11, 2023, $92.84, and (iii) with respect to a third Convertible Note issued on April 8, 2024, $37.625, or (B) 95% of the lowest daily VWAP during the seven consecutive trading days immediately preceding the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than $25.00 (the “Floor Price”) (as reduced by the Yorkville Letter Agreement, defined below). Yorkville, at its discretion, and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the Yorkville SEPA requiring the issuance of shares of Class A Common Stock to Yorkville at a price per share equivalent to the Conversion Price as determined in accordance with the Convertible Notes; Yorkville, in its sole discretion, may select the amount of any such conversion, provided that the number of shares issued does not cause Yorkville to exceed: (i) the Ownership Limitation, (ii) the Exchange Cap, or (iii) the number of shares registered pursuant to this Registration Statement. Any amounts payable under a Convertible Note will be offset by such amount sold pursuant to a Yorkville Advance. The Exchange Cap will not apply in the event the Company has obtained the approval from its stockholders in accordance with the rules of Nasdaq Stock Market for the issuance of shares of common stock pursuant to the transactions contemplated in the Convertible Note and the Yorkville SEPA in excess of 19.99% of the aggregate number of shares of common stock issued and outstanding as of the effective date of the Yorkville SEPA.

The shares of Class A Common Stock will be sold to Yorkville pursuant to the Yorkville SEPA at the election of the Company as specified in the Advance Notice and at a per share price equal to: (i) 98% of the Market Price (as defined below) for any period commencing on the receipt of the Advance Notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the “Option 1 Pricing Period”), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the Advance notice date (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily volume weighted average price (“VWAP”) of the Class A common stock on Nasdaq during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the Class A common stock on the Nasdaq during the Option 2 Pricing Period. In addition, provided that there is a balance outstanding under the Convertible Notes, shares of Class A Common Stock may also be sold to Yorkville pursuant to the Yorkville SEPA at the election of Yorkville, pursuant to a Yorkville Advance.

On April 8, 2024, the Company and Yorkville reached an agreement (the “Yorkville Letter Agreement”) to: (1) reduce the Floor Price from $32.00 to $25.00; (2) waive the first monthly payment due to the Floor Price Trigger, thereby curing the Floor Price Trigger; and (3) extend the maturity date of the Convertible Notes to September 30, 2025. In addition, the parties agreed that the third Convertible Note for $5.0 million would be issued on April 8, 2024. On April 12, 2024, Yorkville further agreed that, to the extent that it holds Class A Common Stock in such quantities that would prevent the Company from utilizing the SEPA solely due to the Ownership Limitation, Yorkville commits to fund an additional advance in the principal amount of $13,000,000 on the same terms and conditions as the previous advances pursuant to the Yorkville SEPA.

Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Class A Common Stock by Yorkville, and any discounts, commissions, or concessions received by Yorkville, are deemed to be underwriting discounts and commissions under the Securities Act. Yorkville may offer and sell the securities covered by this prospectus from time to time. Yorkville may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities.

The registration of securities covered by this prospectus does not mean that Yorkville will offer or sell any of the shares of our Class A Common Stock. Yorkville may offer, sell, or distribute all or a portion of their shares of Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Class A Common Stock by Yorkville pursuant to this prospectus. However, we expect to receive proceeds from sales of Class A Common Stock that we may elect to make to the Selling Securityholder pursuant to the Yorkville SEPA, if any, from time to time in our discretion. See “Committed Equity Financing” for a description of how the price we may sell shares of Class A Common Stock to the Selling Securityholder is calculated pursuant to the Yorkville SEPA. We provide more information about how the Selling Securityholder may sell or otherwise dispose of the shares of our Class A Common Stock in the section entitled “Plan of Distribution.”

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “LIFW,” “LIFWZ,” and “LIFWW.” On November 20, 2024, the closing price of Common Stock was $1.61 per share, the closing price of our Public Warrants was $0.0725 per warrant and the closing price of our New Warrants was $0.002 per warrant.

Effective at 11:59 PM EDT on November 15, 2024, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this prospectus supplement No. 19 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2023, filed with the SEC on April 15, 2024.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 22, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 21, 2024

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	LIFW	The Nasdaq Global Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $7,187.50 per share	LIFWW	The Nasdaq Global Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $0.0625 per share	LIFWZ	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On November 22, 2024, MSP Recovery, Inc. (the “Company”) issued a press release announcing that it entered into a $2.0 million pharmaceutical litigation settlement, subject to finalizing terms in a global settlement agreement. A copy of the Company’s press release announcing the settlement agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
99.1	Press Release dated November 22, 2024
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: November 22, 2024

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel

Exhibit 99.1

LifeWallet Announces a $2 Million Pharmaceutical Litigation Settlement and Ongoing Settlement Negotiations with Multiple P&C Insurers, Pharmaceutical and Medical Device Manufacturers, While Advancing Efforts to Combat Systemic Medicare Waste, Which Aligns With Initiatives of the Newly-Formed Department of Government Efficiency (DOGE)

MIAMI, Nov. 22, 2024 (GLOBE NEWSWIRE) -- MSP Recovery, Inc. d/b/a LifeWallet (NASDAQ: LIFW) (“LifeWallet” or the “Company”) announces it reached a preliminary $2 million settlement as part of its portfolio of pharmaceutical litigation cases, while engaging in ongoing settlement negotiations with other pharmaceutical and medical device manufacturers, as well as property and casualty (“P&C”) insurers. LifeWallet also recently entered into an agreement with one of the Company’s lenders, securing a limited waiver of the Company’s obligation to pay a promissory note, which is expected to provide additional liquidity to the Company.

LifeWallet CEO, John H. Ruiz, is confident in the Company’s continued progress, saying, “Our commitment to discovering waste and recovering improper healthcare payments will continue to have a positive widespread impact.” He continues, “By tackling waste through legal, operational, and technological avenues, LifeWallet is committed to recovering improperly paid funds and promoting accountability within the healthcare system, benefitting all Americans.”

Pharmaceutical Litigation Settlement

On November 21, 2024, LifeWallet reached a preliminary settlement totaling $2 million, subject to finalizing terms in a global settlement agreement, against a defendant for alleged violations of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), and violation of various state consumer protection laws and unjust enrichment laws. The terms of the settlement are a combination of monetary and non-monetary considerations, with the non-monetary considerations involving LifeWallet obtaining prescription drug claims data that will assist in identifying and recovering against other responsible parties, including, but not limited to, at least twelve other pharmaceutical manufacturers, and distributors.

Ongoing Settlement Negotiations

As part of LifeWallet’s owned claims portfolio, the Company is also engaged in ongoing litigation against property and casualty insurers and other pharmaceutical and medical device manufacturers based on claims of anti-competitive pricing, RICO, violation of state consumer protection statutes, and defective medical products or prescription drugs.

On November 11, 2024, the Company announced two comprehensive settlements with P&C insurers, totaling more than $5.2 million, which offer a going-forward process to collaboratively and timely resolve future claims and share important historical data. LifeWallet’s exclusive data matching with primary payers is expected to enhance its claims reconciliation capabilities by identifying claims owned by LifeWallet that it may have a right to recover on, benefiting Medicare plans and downstream entities. These recent P&C insurer settlements follow three other settlements against P&C insurers earlier this year. Some of these settlements require the P&C insurers to provide data to the LifeWallet clearinghouse platform that was designed and created by LifeWallet and Palantir Technologies, Inc. (NYSE: PLTR).

The LifeWallet/Palantir clearinghouse is a hybrid between a statistical analysis system model and one that identifies improper payments, while also having the capability to provide patients, providers, and attorneys with an individual's current and past medical conditions as they relate to improper payments or potential claims against the world's largest pharmaceutical and medical device companies.

Exhibit 99.1

LifeWallet notes these settlements are not a guarantee that its portfolio of assigned claims (owed by other Primary Payers) can be settled with the same or similar terms. The settlement values are a combination of monetary and non-monetary considerations, with the non-monetary considerations involving LifeWallet obtaining data on all the claims that were processed and paid by the P&C Insurers, and the P&C Insurers' assignment of rights to collect against other responsible parties. LifeWallet expects this will enhance its ability to discover liens and recover payments owed more efficiently than through litigation. It also enables LifeWallet to pursue a diversified number of entities that failed to pay liens or collected twice for the same bills, both from the insurer and LifeWallet's assignor clients.

LifeWallet's Efforts to Discover and Recover Medicare and Medicaid Waste

The Scope of the Problem

Improper payments by Medicare and Medicaid contribute significantly to government waste, accounting for billions of dollars annually.

• In fiscal year 2022, the United States Government Accountability Office (GAO) reported $247 billion in improper payments across 82 programs, with approximately 52% attributed to Medicare and Medicaid (1). This statistic was highlighted by Elon Musk, who is expected to head the newly established Department of Government Efficiency (DOGE) (x.com/doge), which will function as a newly created advisory board to President-elect Donald Trump. Musk commented the above numbers are “just the tip of the iceberg. The actual fraud and waste in government spending is much higher.”

• With Medicare and Medicaid spending surpassing $1 trillion in 2023, (2) estimated waste due to accident-related injuries exceeds $100 billion.

LifeWallet's Initiatives Align with Reducing Government Waste

LifeWallet is dedicated to discovering and recovering substantial improper payments within the Medicare and Medicaid systems, particularly focusing on the Medicare Advantage program. These improper payments often result from systemic communication failures among stakeholders, leading to Medicare erroneously covering accident-related injuries and failing to recuperate those funds.

• Litigation Against Improper Payments: In 2024, LifeWallet has agreed to five settlements against property and casualty insurers, in aggregate totaling more than $10 million dollars to settle historical claims of improper payments, as well as obtain data to pursue claims for additional improper payments and establish a clearinghouse to efficiently settle future claims with certain P&C Insurers.

• Additional Claims Acquisition: In October 2024, LifeWallet paid approximately $2 million dollars to acquire additional Medicare Secondary Payer (MSP) claims with an overall Paid Amount (3) exceeding $10.6 billion, encompassing over 450,000 Medicare members. This claims acquisition enhances LifeWallet's ability to identify and recover improper payments (4).

_______________________________________________

(1) https://www.gao.gov/products/gao-23-106285

(2) https://www.cms.gov/data-research/statistics-trends-and-reports/national-health-expenditure-data/nhe-fact-sheet#:~:text=Projected%20NHE%2C%202023%2D2032:%20Over%202023%2D32%20average%20NHE,2023%2C%20faster%20than%20GDP%20growth%20of%206.1%

Exhibit 99.1

• Technological Enhancements: In 2023, continuing into 2024, LifeWallet has developed the LifeWallet/Palantir clearinghouse that connects P&C Insurers to health plans, allowing for elimination of waste from improper payments made for accident-related injuries.

While these efforts represent steps toward addressing systemic issues in Medicare and Medicaid spending, comprehensive reform requires collaboration among all stakeholders. Individuals expected to be appointed to President-elect Trump's advisory committee, called the Department of Government Efficiency (DOGE), are emphasizing the importance of addressing Medicare waste, advocating for enhanced oversight and stricter enforcement measures to curb improper payments. Their efforts align with LifeWallet's continued mission to reduce waste and improve efficiency in healthcare spending.

Nomura Limited Waiver of Company's Obligation to Pay

On November 18, 2024, Company lender, Nomura Securities International, Inc. ("Nomura"), agreed to a limited waiver of the Company’s obligation to pay promissory note obligations using the proceeds of the Standby Equity Purchase Agreement dated November 14, 2023 by and between the Company and YA II PN, Ltd. until March 31, 2025, and up to an aggregate total of $4 million of such proceeds that would otherwise be paid to Nomura; provided that such proceeds be used to fund the operations of the Company. This waiver is expected to create more liquidity for the Company, to invest in accelerating healthcare reimbursement recoveries.

Forward Looking Statements

_______________________________________________

(3) “Paid Amount” (a/k/a Medicare Paid Rate or wholesale price) means the amount paid to the provider from the health plan or insurer. This amount varies based on the party making payment. For example, Medicare typically pays a lower fee for service rate than commercial insurers. The Paid Amount is derived from the Claims data we receive from our Assignors. In the limited instances where the data received lacks a paid value, our team calculates the Paid Amount with a formula. The formula used provides rates for outpatient services and is derived from the customary rate at the 95th percentile as it appears from standard industry commercial rates or, where that data is unavailable, the Billed Amount if present in the data. These amounts are then adjusted to account for the customary Medicare adjustment to arrive at the calculated Paid Amount. Management believes that this formula provides a conservative estimate for the Medicare paid amount rate, based on industry studies which show the range of differences between private insurers and Medicare rates for outpatient services. We periodically update this formula to enhance the calculated paid amount where that information is not provided in the data received from our Assignors. Management believes this measure provides a useful baseline for potential recoveries, but it is not a measure of the total amount that may be recovered in respect of potentially recoverable Claims, which in turn may be influenced by any applicable potential statutory recoveries such as double damages or fines. Where we have to extrapolate a Paid Amount to establish damages, the calculated amount may be contested by opposing parties. The figures pertaining to Medicare Member Lives as well as the paid amount were tabulated based on the data provided by health care plans; these figures may be subject to adjustment upon further investigation of the paid amounts reflected by the health plans.

(4) https://investor.lifewallet.com/news-releases/news-release-details/lifewallet-acquires-assignment-additional-msp-claims-overall

Exhibit 99.1

This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “plan" and “will” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts, including for example statements regarding potential future settlements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, these statements are not guarantees of future performance or results and actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by the Company herein speaks only as of the date made. New risks and uncertainties come up from time to time, and it is impossible for the Company to predict or identify all such events or how they may affect it. the Company has no obligation, and does not intend, to update any forward-looking statements after the date hereof, except as required by federal securities laws. Factors that could cause these differences include, but are not limited to, the Company’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; the inherent uncertainty surrounding settlement negotiations and/or litigation, including with respect to both the amount and timing of any such results; the success of the Company's scheduled settlement mediations; the validity of the assignments of claims to the Company; negative publicity concerning healthcare data analytics and payment accuracy; and those other factors included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed by it with the SEC. These statements constitute the Company’s cautionary statements under the Private Securities Litigation Reform Act of 1995.

About LifeWallet

Founded in 2014 as MSP Recovery, LifeWallet has become a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries from responsible parties. LifeWallet provides comprehensive solutions for multiple industries including healthcare, legal, and sports NIL. For more information, visit: LIFEWALLET.COM.

CONTACTS:

Media

Media@lifewallet.com

Investors

Investors@LifeWallet.com